UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

AV Therapeutics, Inc.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

002427102
 (CUSIP Number)

Abraham Mittelman, 20 E. 68th Street, Suite 204, New York, NY 10065
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

7/14/2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002427102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abraham Mittelman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,309,079
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 16,309,079
	10.	SHARED DISPOSITIVE POWER - 0 -

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,309,079
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (1)
14.		TYPE OF REPORTING PERSON (see instructions) IN

	(1)	This percentage is based on 81,880,963 shares of the Issuer’s common stock outstanding as of July 14, 2014.

CUSIP No. 002427102	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share of AV Therapeutics, Inc., a Delaware corporation (the “Issuer”).

The Issuer’s principal executive offices are located at:

20 East 68th Street, Suite 204
New York, NY 10065

Item 2.  Identity and Background.

(a) Abraham Mittelman (the “Reporting Person”)

(b) The principal business address of the Reporting Person is 20 East 68th Street, New York, NY 10065.

(c) The Reporting Person is the Chief Executive Officer, Chief Financial Officer, and Chairman of the board of directors of the Issuer.

(d) In the last five years, the Reporting Person has not been has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) In the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States

Item 3.  Source or Amount of Funds or Other Consideration.

On July 14, 2014, the Issuer issued the Reporting Person 650,000 shares of common stock for accrued compensation in accordance with the Reporting Person’s consulting agreement with the Issuer.

Item 4.  Purpose of Transaction.

The Reporting Person effected the transaction described above in Item 3 pursuant to the consulting agreement between the Reporting Person and the Issuer.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

 The Reporting Person beneficially owns 16,309,079 shares of the Issuer’s Common Stock.  Pursuant to Rule 13d-3(d)(1), he is deemed the beneficial owner of said shares, and is therefore also deemed to have sole voting power over said shares.  Based on 81,880,963 shares of the Issuer’s common stock outstanding as of July 14, 2014, the Reporting Person beneficially owns 19.9% of the Issuer’s Common Stock as calculated in accordance with Rule 13d-3(d)(1).

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

1.  Consulting Agreement between AV Therapeutics, Inc. and Abraham Mittelman (Incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 17, 2013).

CUSIP No. 002427102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Abraham Mittelman
Insert Name

7/16/2014
Insert Date